Sub-Item 77M

     Pursuant a Prospectus/Proxy Statement on Form N-14 (File No. 333-74800), which was filed with the Commission on December 7, 2001 and amended by the Registrant and declared effective by the Commission on December 21, 2001, the Aggressive Growth Portfolio and the Strategic Fixed Income Portfolio (each an "Acquired Portfolio") of Brinson Series Trust were merged (the "Mergers") into, respectively, the Growth Portfolio and the U.S. Government/High Grade Securities Portfolio (each an "Acquiring Portfolio") of the Registrant. The Mergers were effected on April 5, 2002 pursuant to two separate Agreements and Plans of Acquisition and Termination, under which each Acquiring Portfolio acquired all of the assets of the corresponding Acquired Portfolio in exchange for the issuance of shares of the Acquiring Portfolio and for the assumption by the Acquiring Portfolio of stated liabilities of the Acquired Portfolio. The aggregate net asset value of the shares issued by each Acquiring Portfolio was equal at the time of the Mergers to the aggregate net asset value of the corresponding Acquired Portfolio less the value of the liabilities of the Acquired Portfolio assumed by the Acquiring Portfolio.

     At a meeting held on November 14, 2001, the Trustees of Brinson Series Trust unanimously approved each Merger and recommended approval by the each respective Acquired Portfolio's
shareholders.   The shareholders of each Acquired Portfolio in
turn approved each Merger at a special meeting held on February 25, 2002. The Directors of the Registrant approved each Merger at a meeting held on November 19, 2001.